CONFIRMING STATEMENT



     This statement confirms that the undersigned, Edward G. Eberl, has authorized and designated Christopher A. Head to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U. S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Comptek Research, Inc. The authority of Christopher A. Head under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Comptek Research, Inc., unless earlier revoked in writing. The undersigned acknowledges that Christopher A. Head is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date:     December 31, 1999		           /S/Edward G. Eberl
                                        Edward G. Eberl